September 26, 2005

Mr. Michael	Clampitt,

    Securities and Exchange Commission,

    100 F Street, N.E.,

    Washington, D.C. 20549.

Re:	Centennial Bank Holdings, Inc.

(Form S-1, File No. 333-124855)

Dear Mr. Clampitt:

On behalf of our client, Centennial Bank Holdings, Inc. (the “Company”), we enclose herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Form S-1”) and the Company’s responses to your letter, dated August 22, 2005 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) concerning the Company’s Amendment No. 2 to Form S-1. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 3. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 3.

In some of our responses, the Company has agreed to change or supplement the disclosures. The Company is doing that in the spirit of cooperation with the Staff, and not because of any belief that the prior filing is materially deficient or inaccurate. Accordingly, any amendment to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

The Company also has indicated in the response to Comment No. 3 that it believes no change in disclosure is appropriate, and has explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are

Securities and Exchange Commission

based on the Staff’s understanding of information available to it, which may be less than the information available to the Company. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

On behalf of the Company, we represent that the Company will not assert the Staff’s review of the Form S-1 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please refer to the updating requirements of Rule 3-12 of Regulation S-X and revise accordingly.

The Company has revised Amendment No. 3 in accordance with Rule 3-12 of Regulation S-X.

2.	Please include updated consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.

The Company has included updated consents as exhibits to Amendment No. 3.

3.	In the event that you request acceleration before the company’s shares are listed on NASDAQ, please revise the cover page to make the following disclosure: “Until such time as our common stock is listed on NASDAQ, we expect that the selling stockholders will sell their shares at prices between $ and $ , if any shares are sold. After our common stock is quoted on NASDAQ, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices.”

In the event that acceleration is requested after the shares become listed, please revise the cover page and elsewhere as appropriate to disclose the listing.

As discussed in the previous response letter to the Commission dated July 12, 2005, the Company has determined not to request effectiveness of the Form S-1 until the Company’s common stock has been listed on the Nasdaq National Market. Accordingly, upon approval for quotation on the Nasdaq National Market, the Company will make revisions to the cover page and elsewhere as appropriate to disclose the listing.

Securities and Exchange Commission

Principal and Selling Stockholders, page 118

4.	Please use an asterisk or some other mark to clearly identify those selling stockholders listed in the table who are affiliates of broker-dealers. Please be sure to explain the meaning of the symbol used in a prominent place, and not, for example, at the end of the selling stockholder table.

The Company has revised pages 121 through 126 in response to this comment.

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6610 or Steven C. Yang at (310) 712-6625.

Very truly yours,

/s/ Stanley F. Farrar
Stanley F. Farrar

cc:	Gregory Dundas

Paul Cline

Isa Farhat

(Securities and Exchange Commission)

Zsolt K. Besskó

(Centennial Bank Holdings, Inc.)